March 7, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549-4631

Re: Matrix Service Company
Form 10-K for Fiscal Year Ended June 30, 2021
Filed September 13, 2021
File No. 001-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2021, filed by Matrix Service Company (“we”, “us”, or “our”) as set forth in your letter dated February 18, 2022. Our responses to your comments are provided in bold and are preceded by your comments and are numbered to correspond to the number used in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2021
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Change in Reportable Segments, page 57

1.Please tell us and revise disclosures in future filings to provide more detail regarding the nature of your decision to no longer allocate corporate selling, general and administrative expenses across segments following your segment reporting change and the effects on segment profit or loss. Reference is made to paragraph 280-10-50-29(d) of the Accounting Standards Codification (ASC).

Effective with the start of our fiscal year ended June 30, 2021, and for all comparative periods presented, we decided to stop allocating corporate selling, general and administrative (“SG&A”) expenses to separate reportable segments because these costs are not controlled at the segment level. This change allows our chief operating-decision maker to better assess segment performance and allocate resources among segments. In addition, we believe this change enhances our ability to hold management accountable for their segment costs. We previously allocated corporate SG&A based on segment revenue, accordingly, the effect of this change to each segment is proportionate to its revenue during a given period.

We will disclose the following in Note 9 – Segment Information in all future filings beginning in the third quarter of fiscal year 2022:
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“Corporate selling, general and administrative expenses are excluded from our three reportable segments in order to better align controllable costs with the responsibility of segment management, and to be consistent with how our chief operating-decision maker assesses segment performance and allocates resources.”

Note 7 - Commitments and Contingencies, page 72

2.Please tell us how you considered the guidance in ASC 326-20-30 with respect to the $17 million receivable balance due from an iron and steel customer that has been under litigation since the third quarter of your fiscal 2020. In particular, please tell us how you evaluated the collectability of this individual trade receivable as it relates to the requirement to estimate an expected credit loss, even if deemed remote.

The contract with the iron and steel customer is a reimbursable contract. Based on the contracted terms, we believe we are legally entitled to collect the full amount owed of $17.0 million. During fiscal 2021, we offered the customer a settlement (as an offset to future legal costs to collect the amount due) that was lower than the full amount owed, which caused the revenue previously recognized on the contract to become variable consideration under ASC 606-10-32-7a since we created a valid expectation of the customer that we will accept an amount of consideration that is less than the contract price. We estimated the variable consideration for the contract based on the lowest amount we would accept in satisfaction of the receivable. Recognition of the variable consideration resulted in an immaterial reversal of revenue and a reduction in accounts receivable. We do not believe it was material enough to disclose under the disclosure requirements of ASC 606-10-50-10.

As required by ASC 326- 20-30, we evaluate the collectability of our trade receivable and contract asset balances related to all projects on a quarterly basis. We update the expected credit loss allowance balance on our trade receivable and contract asset balances as needed based on our historical loss rate, current conditions and reasonable, reliable, forecasts. However, balances with unique risk characteristics, such as this contract, are evaluated for credit risk individually. We evaluated this customer’s credit and ability to pay and assessed the credit risk to be very low. As such, we did not book an incremental allowance for this specific receivable balance.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (918) 359-8296 at any time.

Sincerely,

/s/ Kevin S. Cavanah
Kevin S. Cavanah
Vice President and Chief Financial Officer

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